SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2008

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem S.A.

Intermediate financial statement at
July 31, 2008 and independent
auditors’ report
(With independent auditors’ report thereon)
(A free translation of the original report in Portuguese as published in Brazil containing financial statements prepared in accordance with accounting practices adopted in Brazil)

Braskem S.A.
(Publicly-held Company)

Financial statement
july 31, 2008

Content

Independent auditors’ report	3 - 4

Balance sheet	5 - 6

Statement of income	7

Statement of changes in stockholders’ equity	8

Statement of cash flows	9 - 10

Notes to the interim financial statements	11 - 49

KPMG Auditores Independentes	Central Tel	55 (11) 2183-3000
R. Dr. Renato Paes de Barros, 33	Fax Nacional	55 (11) 2183-3001
04530-904 - São Paulo, SP - Brasil	Internacional	55 (11) 2183-3034
Caixa Postal 2467	Internet	www.kpmg.com.br
01060-970 - São Paulo, SP - Brasil

Independent auditors’ report

To
The Board of Directors and Shareholders of
Braskem S.A.
Camaçari - BA

1.
We have examined the balance sheet of Braskem as of July 31, 2008 and the related statements of income, changes in shareholders’ equity, cash flows and added value for the seven-month period then ended, which are the responsibility of its Management. Our responsibility is to express an opinion on these financial statements. The financial statements of the subsidiaries Copesul - Companhia Petroquímica do Sul, Ipiranga Petroquímica S.A. and Ipiranga Química S.A. at July 31, 2008 were examined by other independent auditors, and our opinion, as regards the amount of investments and of the income from these subsidiaries, is based exclusively on the reports issued by these auditors.

2.
Our audit were conducted in accordance with auditing standards generally accepted in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company; (b) verification, on a test basis, of the evidence and records which support the amounts and accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by Company Management, as well as the presentation of the financial statements taken as a whole.

3.
Considering the provisions of CVM Instruction n° 319/99 and procedures provided for in the protocol and justification of the takeover operation of Ipiranga Petroquímica S.A., the intermediate financial statements referred to in paragraph 1, were prepared by Company Management with the specific objective of compliance with the abovementioned documentation. The financial statements were prepared based on accounting practices adopted in Brazil and do not include the consolidated financial statements and the statements of added value for the seven-month period ended July 31, 2008, as well as the comparative individual and consolidated financial statements of the same period.

4.
In our opinion and in the audit issued by other independent auditors, the financial statements referred to in paragraph 1 present fairly, in all material respects, the financial position of Braskem S.A., the results of its operations, changes in its shareholders’ equity and the cash flows for the seven-month period then ended, in conformity with accounting with accounting practices adopted in Brazil and with the rules issued by the Securities Commission (CVM), applicable to the preparation of financial statements and considering the facts mentioned in paragraph 3.

KPMG Auditores Independentes, uma sociedade simples brasileira e firma-membro da rede KPMG de firmas-membro independentes e afiliadas à KPMG International, uma cooperativa suíça.	KPMG Auditores Independentes is a Brazilian entity and a member firm of the KPMG network of independent member firms affiliated with KPMG International, a Swiss cooperative.

5.
As mentioned ion Note n° 9 (b), the Company has accumulated ICMS credits over the last few years, originating substantially from the difference between the rates of incoming and outgoing inputs and products, domestic departures with taxation deferral incentive and sales to the overseas market. The realization of theses credits depends on success in the deployment of Management’s plans described in the same Note. The financial statements at July 31, 2008 do not include any adjustments relating to the recovery of these credits as a result of this uncertainty.

6.
As mentioned in Note n° 17 (c), in view of the lawsuit regarding the constitutionality of Law n° 7,689/88, the Company and its merged companies OPP Química, Trikem and Polialden are discussing the non-payment of Social Contribution on Income (CSL) in court. Based on the opinion of its legal advisors, which classified the prospect of a successful outcome as possible, Management believes that it should be achieve success in its claims for maintenance of non-payment and, in case of loss of the action for rescission, the effects of the decision could not be retroactive back to the year of publication of the law. Consequently, for purposed of preparing these financial statements, no provision was accounted for possible unfavorable outcomes of the tax assessment notices, and for the years not yet inspected by the Internal Revenue Service.

7.
As mentioned in Note n° 16, OPP Química S.A., incorporated by the Company in 2003, based on decision of the Supreme Court (STF), accounted for Excise Tax (IPI) credits in the amount of R$ 1,030,125 thousand (R$ 2,598,980 thousand restated up to July 31, 2008), which were offset with IPI itself and other federal taxes. Although this decision was the subject matter of an appeal against the Rules of Appelate Procedure by the National Treasury, pending judgment by the 2nd Panel of STF, and due to the tax assessment notices drawn up against the Company, Management, based on the opinion of its legal advisors, considers a favorable outcome probable, for which reason no provision was recorded in the financial statements on July 31, 2008.

8.
As mentioned in Notes n° 11, 12 and 13, the Company and certain subsidiaries recorded goodwill in the acquisition of investments with economic grounds in the fair value of the assets and the future profitability of the subsidiaries which are being amortized over the realization period contained in the appraisal reports. The maintenance of the record of this goodwill is contingent upon the fulfillment of the assumptions utilized in the projections of the cash flows and of income and expenses.

9.	This report is being issued for exclusive use by the Management of Braskem S.A. in the takeover process of its subsidiary Ipiranga Petroquímica S.A. and should not be used for any other purpose.

August 29, 2008

KPMG Auditores Independentes
CRC 2SP014428/O-6-S-BA

/s/ Anselmo Neves Macedo
Anselmo Neves Macedo
Accountant CRC 1SP160482/O-6-S-BA

Braskem S.A.

Balance sheet at July 31, 2008
In thousands of reais

Assets	July/08

Current assets

Cash and cash equivalents (Note 4)	1,011,926
Trade accounts receivable (Note 6)	1,287,969
Inventories (Note 7)	1,537,829
Taxes recoverable (Note 9)	268,983
Deferred income tax and social contribution	36,725
Other accounts receivable	119,077
Prepaid expenses	26,356

4,289,034

Noncurrent assets

Long-term receivables
Trade accounts receivable (Note 6)	39,408
Related parties	121,215
Inventories (Note 7)	20,756
Deposits in court and compulsory loans (Note 10)	161,258
Deferred income tax (Note 17 (b))	335,020
Taxes recoverable (Note 9)	936,314
Marketable securities (Note 5)	15,338
Prepaid expenses	11,604
Other accounts receivable	36,024

1,676,937

Permanent assets
Investments
Subsidiaries and jointly-controlled entities (Note 11(b))	3,778,004
Associated companies (Note 11 (b))	22,026
Other investments	8,237
Property, plant and equipment (Note 12)	6,602,603
Intangible assets (Note 12)	195,435
Deferred charges (Note 13)	1,149,602

11,755,907

Total assets	17,721,878

Liabilities and shareholders’ equity	July/08

Ccurrent liabilities
Accounts payable to suppliers	2,173,082
Loans and financing (Note 14)	1,411,553
Debentures (Note 15)	30,700
Salaries and social charges	141,182
Dividends and interest on capital	3,550
Income tax and social contribution payable	30,820
Taxes and contributions payable (Note 16)	96,171
Advances from customers	54,922
Other provisions and accounts payable	96,813

4,038,793

Noncurrent liabilities

Long-term liabilities
Related parties	454,394
Suppliers	30,977
Loans and financing (Note 14)	3,897,352
Debentures (Note 15)	800,000
Private pension plans	19,565
Deferred income tax and social contribution	7,002
Taxes and contributions payable (Note 16)	1,218,894
Provision for loss on subsidiary	6,176
Other accounts payable	105,970

6,540,330

Deferred income
Negative goodwill on the acquisition of investments in subsidiaries	13,784
Tax incentives	5,507

19,291

Stockholders’ equity (Note 19)
Capital	5,361,656
Capital reserves	457,461
Treasury stock	(120,037)
Revenue reserves	745,707
Asset valuation adjustments	24,885
Net income for the period	653,792

7,123,464

Total liabilities and stockholders’ equity	17,721,878

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of income
Seven-month period ended July 31, 2008
In thousands of reais

July/08

Gross sales
Domestic market	7,700,873
Foreign market	1,247,068
Taxes, freights and returns	(2,160,146)

Net sales	6,787,795
Cost of products sold and services rendered	(6,032,516)

Gross profit	755,279

Operating income (expenses)
Selling	(181,212)
General and administrative	(313,075)
Management remuneration	(4,897)
Depreciation and amortization	(217,426)
Other operating income, net	37,850

(678,760)

Operating profit before equity results
and financial results	76,519

Equity results (Note 11 (b))
Equity in income of subsidiaries and associated companies	500,062
Amortization of goodwill, net	(52,762)
Exchange variation	(5,669)
Provision for loss on investments	(15,886)

425,745
Financial results (Note 22)
Financial expenses	123,176
Financial income	(25,789)

97,387

Operating profit (loss)	97,387

Non-operating income (expenses), net (Note 23)	121,580

Net income (loss) before income
and social contribution taxes	721,234

Current income and social contribution taxes (Note 17 (a))	(36,327)
Deferred income tax and social contribution (Note 17 (b))	(31,116)

Net income for the period	653,791

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of changes in stockholders’ equity
In thousands of reais

		Capital reserves		Revenue reserves

							Asset	Retained earnings
		Tax		Legal	Retention	Treasury	valuation	(accumulated
	Capital	incentives	Other	reserve	of profits	stock	adjustments	deficit)	Total

January 1, 2008	4,640,947	457,587	557	99,971	890,192	(244,456)			5.844.798

Capital increase	720,709								720,709
Treasury stock					(244,456)	244,456
Repurchase of shares						(20,037)			(120,037)
Tax incentives		(683)							(683)
Asset valuation adjustments							24,885		24,885
Net income for the period								653,792	653,792

July 31, 2008	5,361,656	456,904	557	99,971	645,736	(120,037)	24,885	653,792	7,123,464

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Statement of cash flows
Seven-month period ended July 31, 2008
In thousands of reais

2006

Financial resources were provided by
Operations
Net income for the period	653,791
Depreciation, amortization and depletion	500,567
Amortization of goodwill (negative goodwill), net	52,761
Equity in the results of subsidiary and associated companies	(500,062)
Provision for loss on investments	15,886
Exchange variation on investments	5,669
Gains in disposal of permanent assets	(112,650)
Interest and monetary and exchange variations, net	(127,418)
Deferred income tax and social contribution	31,116
Other	(5,883)

513,827

Marketable securities	445,301
Trade accounts receivable	(226,700)
Inventories	(66,807)
Taxes recoverable	(101,987)
Prepaid expenses	34,356
Dividends received	48,135
Other accounts receivable	233,400
Suppliers	(192,288)
Taxes and contributions	34,236
Advance from supplier	(40,149)
Advances from customers	45,091
Other accounts payable	(22,191)

190,397

Total funds provided	704,224

Investment activities
Proceeds from the disposal of permanent assets	3,990
Increase in investments	(697,627)
Increase in plant, property and equipment	(560,621)
Increase in deferred charges	(273,969)

Total funds used in investment activities	(1,528,227)

Jul/08

Financing activities
Short-term debt, net
Additions	980,824
Repayment	(575,357)
Long-term debt
Additions	622,871
Repaymentg	(277,376)
Related parties
Additions	(54,901)
Repayment	427,997
Dividends paid to shareholders and minority interests	(277,691)
Repurchase of shares	(106,927)
Other	24,889

Total funds provided by financing activities, net	764,329

Decrease in cash and cash equivalents	(59,674)

Cash and cash equivalents at the beginning of the period	1,071,600
Cash and cash equivalents at the end of the period	1,011,926

Main transactions not affecting cash

The following transactions not affecting cash were excluded from the statement of cash flows:

- Absorption of shares issued by Grust
- Reduction in the capital of Braskem Participações

This statement was prepared in accordance with the criteria described in CPC 3 of the Accounting Pronnouncements Committee.

The accompanying notes are an integral part of these financial statements.

Braskem S.A.

Notes to the interim financial statements
At July 31, 2008
In thousands of reais

1 Operations

(a) Braskem S.A. ("Braskem" or the "Company"), with 9 production units located in the States of Alagoas, Bahia, São Paulo and Rio Grande do Sul, engages in the production of basic petrochemicals such as ethene, propene, benzene, and caprolactam, in addition to gasoline and LPG (cooking gas). The thermoplastic resin segment includes polyethylene, polypropylene, PVC and Polyethylene Teraphtalate ("PET"). The Company also engages in the import and export of chemicals, petrochemicals, fuels, as well as the production and supply of utilities such as steam, water, compressed air and electric power to the companies in the Camaçari Petrochemical Complex in Bahia, and the rendering of services to those companies. The Company also invests in other companies, either as a partner or shareholder. The Company headquarters are located in Camaçari, State of Bahia.

(b) Corporate reorganization

Since its inception on August 16, 2002, the Company has undergone a major corporate restructuring process, disclosed to the market through material event notices. The main developments in 2007 and 2008 can be summarized as follows:

  In April 2007, Ultrapar Participações S.A. (“Ultrapar”) acting as agent for itself, the Company and for Petróleo Brasileiro - S.A. - Petrobras, acquired for R$ 2,113,107, the equivalent to 66.2% of common shares and 13.9% of preferred capital shares issued by Refinaria de Petróleo Ipiranga S.A. (“RPI”), 69.2% of common shares and 13.5% of preferred capital shares issued by Distribuidora de Produtos de Petróleo Ipiranga S.A. (“DPPI”), and 3.8% of common shares and 0.4% of preferred capital shares issued by Companhia Brasileira de Petróleo Ipiranga (“CBPI”), held by the controlling shareholders of the Ipiranga Group. Of this amount, the Company paid R$ 651,928 under the agency agreement among the parties.

Pursuant to the agreement among Ultrapar, Braskem and Petrobras, the Company now holds the control of petrochemical assets, represented by Ipiranga Química S.A. (“Ipiranga Química”), Ipiranga Petroquímica S.A. (“IPQ”) and the latter’s interest in Companhia Petroquímica do Sul (“Copesul”). Assets associated with oil refining operations held by RPI will be shared on equal terms by Petrobras, Ultrapar and Braskem.

As new controller of these assets, in April 2007 the Company started to fully consolidate Ipiranga Química, IPQ and Copesul, considering a 13.4% interest in the total capital of Ipiranga Química. Until March 31, 2007, Copesul was proportionately consolidated, in accordance with CVM Instruction 247/97.

In October and November 2007, the Company proceeded with the purchase of the Ipiranga Group and acquired the common shares held by minority shareholders in RPI, DPPI and CBPI, in compliance with the provisions of the Brazilian Corporation Law. Under this acquisition, Braskem made Ultrapar an advance of R$ 203,713, and for consolidation purposes, considered from then on a 17.87% interest in the total capital of Ipiranga Química.

  In November 2007, Petrobras, Petrobras Química S.A. - Petroquisa (“Petroquisa”), Odebrecht S.A. (“Odebrecht”) and Nordeste Química S.A. (“Norquisa”) announced the execution of an agreement intended to carry on the consolidation of the Brazilian petrochemical industry, by merging into Braskem the following petrochemical assets held by Petrobras and Petroquisa: Copesul, Ipiranga Química, IPQ, Petroquímica Paulínia S.A. (“Petroquímica Paulínia”) and Petroquímica Triunfo (“Triunfo”).

  In December 2007, Ultrapar merged the preferred shares held by minority shareholders of the acquired companies, thus holding 100% of shares in RPI, DPPI and CBPI. Upon conclusion of this last stage, the Company recorded the final installment owed Ultrapar, in the amount of R$ 633,488. After the book recording of this stage of the acquisition process, the Company now considers a 60.00% interest in the total capital of Ipiranga Química for equity pick-up and consolidation purposes.
  On February 27, 2008 the amount provided for as of December 31, 2007 was paid to Ultrapar and IQ shares were transferred to the Company.

  In January 2008, the Company settled the last installment for the acquisition of Politeno Indústria e Comércio S.A. (“Politeno”) shares, based on the average performance of that company over the 18 months subsequent to the execution of the purchase and sale agreement in April 2006, as a result of the difference between polyethylene and ethylene prices in the Brazilian domestic market, amounting to R$ 247,503. Such acquisition gave rise to goodwill of R$ 162,174, supported on future profitability. As a result of the merger of Politeno on April 2, 2007, the goodwill was recognized under Deferred charges, in the “Goodwill of merged investments” line.

  On November 13, 2007, Braskem, in conjunction with UNIPAR - União de Indústrias Petroquímicas S.A. (“UNIPAR”) and other minority shareholders in Petroflex Indústria e Comércio S.A. (Petroflex) entered into an agreement with Lanxess Deutschland GmbH (“Lanxess”) for the sale of all shares they held in that jointly- controlled entity.

  In March 2008, as all precedent conditions set forth in the sale agreement had been complied with, the transaction was recognized at the final amount of R$ 252,105, in the “Other accounts receivable” line, under current assets. The financial settlement of the transaction took place on April 1, 2008. As required by CVM Instruction 247/96, the Company determined equity in the earnings of the investment until March 2008.

  In May 30, 2008, the absorption of shares at book value issued by Grust Holdings S.A. (“Grust”), then a wholly-owned subsidiary of Petroquisa, was approved. At that date, Grust directly or indirectly held the following petrochemical assets: (i) 36.47% of the voting capital of Copesul, (ii) 40% of the voting capital of IPQ, (iii) 40% of the voting capital of IQ, and (iv) 40% of the voting capital of Petroquímica Paulínia. After the merger, Braskem holds 99.17% of the voting capital of Copesul and 100% of the voting capital of IPQ, IQ and Petroquímica Paulínia. The latter was a jointly-controlled entity with Petroquisa.

Under the merger of shares, Petroquisa received 46,903,320 new common and 43,144,662 new class A preferred shares in Braskem, in accordance with the following replacement ratio determined based on the economic values of Grust and Braskem, as stated in reports of specialized firms: 0.067419126039 common and 0.062016407480 class A preferred shares issued by Braskem for one (1) common share issued by Grust. Braskem, in turn, received 695,697,538 common shares in Grust held by Petroquisa. As a result of the merger of shares, Braskem’s capital was increased by R$ 720,709, equal to the book value of Grust’s shareholders’ equity as of March 31, 2008 (Note 19(a)).

  On July 10, 2008, the Extraordinary Shareholders’ Meeting of Grust approved an increase in its capital, without issue of new shares, through the capitalization of current net income determined as of June 30, 2008, in the amount of R$ 102,117. As such, its capital increased from R$ 797,815 to R$ 685,698.

  On July 16, 2008, the Extraordinary Shareholders’ Meeting of subsidiary IPQ approved an increase in its capital through the contribution by Grust of its interest in Copesul, in the amount of R$ 302,630, whereby IPQ‘s capital increased from R$ 349,507 to R$ 652,137 with the issue of 11,938,022,669 new common shares intended for private subscription.

  On July 28, 2008, the Extraordinary Shareholders’ Meeting of subsidiary Grust approved a R$ 797,815 reduction in its capital, from R$ 797,815 to R$ 10.00 (ten reais), with the ensuing cancellation of 695,697,528 common shares. The restitution of this amount to Braskem was also approved, through the transfer of the following assets:
(i)	174,429,784,996 common shares in Ipiranga Química, at book value as of June 30, 2008, then equal to R$ 398,455;
(ii)	11,938,022,669 common shares in IPQ, at book value as of June 30, 2008, amounting to R$ 302,631, and
(iii)	112,000 common shares in Petroquímica Paulínia, at the book value of R$ 96,729.

Following the transfer, Braskem directly holds 100% of the voting capital and Ipiranga Química and Petroquímica Paulínia, 25.975% of the voting capital of IPQ, and 39.186% of the voting capital of Copesul.

The Company and its subsidiaries, as participants in the corporate restructuring process, may be affected by economic and/or corporate aspects as a result of the outcome of this process.

(c) Administrative Council for Economic Defense - CADE

In July 2008, CADE approved the transaction for the acquisition by Braskem and Petrobras of the Ipiranga Group’s petrochemical assets. CADE made only one recommendation, namely the adjustment of the provision on non competition, so that the sellers compete only in the markets where they carried business activities prior to the acquisition.

In the same decision, CADE also approved the investment agreement whereby Petrobras contributed to Braskem its minority interests in Copesul, IPQ, Ipiranga Química and Petroquímica Paulínia.

With this decision, no more restrictions subsist with respect to the management and merger of the assets acquired.

2 Presentation of the financial statements

The Company financial statements were prepared for the specific purpose of complying with the provision of CVM Instruction 319/909 and protocol and justification of the merger of Ipiranga Petroquímica S.A. and are in accordance with the accounting practices adopted in Brazil and also in conformity with the rules and procedures determined by the Brazilian Securities Exchange Commission - CVM applicable to financial statements. These financial statements do not include the consolidated financial statements for the seven-month period ended July 31, 2008, or the individual and consolidated financial statements for this same period.

3 Significant Accounting Practices (a) Use of estimates

In the preparation of the financial statements, it is necessary to use estimates to record certain assets, liabilities and transactions. The financial statements of the Company include, therefore, various estimates regarding the selection of the useful lives of property, plant and equipment, amortization periods of deferred charges and goodwill on investments, as well as provisions for contingencies, income tax and other similar amounts.

(b) Determination of net income

Net income is determined on the accrual basis of accounting.

Sales revenues are recognized when the risk and product title are transferred to customers. This transfer occurs when the product is delivered to customers or carriers, depending on the type of sales.

The provisions for income tax and Value-Added Tax on Sales and Services (ICMS) are recorded gross of the tax incentive portions, with the amounts related to tax exemption and reduction recorded in a capital reserve, while the ICMS amounts are taken to income as required by CVM Instruction 469.

In accordance with the requirements of CVM Deliberation 273 and Instruction 371, deferred income tax is stated at probable realizable value, expected to occur as described in Note 17 (b).

Monetary and foreign exchange variations on assets and liabilities are classified in “Financial income” and “Financial expenses”, respectively.

The Company has recognized, in the Asset valuation adjustments account, the unrealized market value of derivative financial instruments classified as trading and available for sale securities. Gains and losses on financial instruments classified as held to maturity are taken to income for the period in accordance with the contract provisions, on the accrual basis.

(c) Current assets and long-term receivables

Cash and cash equivalents comprise primarily cash deposits and marketable securities or investments with immediate liquidity or maturing within 90 days (Note 4).

Marketable securities are valued at the lower of cost or market, including accrued income earned to the balance sheet date. Derivative instruments are valued at their adjusted fair values, based on market quotations for similar instruments against future exchange and interest rates. Financial instruments classified as held to maturity are restated in accordance with contractual provisions, on the accrual method of accounting.

The allowance for doubtful accounts is set up at an amount considered sufficient to cover estimated losses on the realization of the receivables, taking into account the Company's loss experience. For a better calculation of the doubtful accounts the Company analyzes, on a monthly basis, the amounts and characteristics of trade accounts receivable.

Inventories are stated at average purchase or production cost, which is lower than replacement cost or realization value. Finished products include freight expenses to the sale place. Imports in transit are stated at the accumulated cost of each import.

Inventories of consumable materials (“Warehouse”) are classified in current assets or long-term receivables, considering their history of consumption.

Deferred income tax is calculated on temporarily non-deductible tax losses and accounting expenses for the computation of current income tax. It is recognized to the extent that future taxable income is likely to be available to be offset against timing differences, based on projections of future results prepared and supported by internal assumptions and future economic scenarios which may not materialize. Periodically, the amounts recorded are revalued in accordance with CVM Deliberation 273/98 and CVM Instruction 371/02.

Other assets are shown at realizable values, including, where applicable, accrued income and monetary variations, or at cost in the case of prepaid expenses.

(d) Permanent assets

These assets are stated at restated cost, considering the following:

  Investments in subsidiaries, jointly-controlled entities and associated companies are accounted for on the equity method, plus unamortized goodwill/negative goodwill.
  Goodwill is calculated as the difference between the amount paid and the book value of net assets acquired. Goodwill is based on the expected future profitability of the invested and appreciation of the assets, and is amortized over a period of up to 20 years. Goodwill in merged companies is transferred to property, plant and equipment and deferred charges, when based on asset appreciation and future profitability of the invested, respectively. Other investments are carried at the cost of acquisition.

  Interests in foreign subsidiaries are accounted for on the equity method and foreign exchange variance on assets is recorded in a separate account under operating profits. Balance sheet and statement of income accounts are converted into Brazilian currency at the exchange rates ruling as of the closing date of the financial statements, according to CVM Deliberation 28/86. The Company did not record the exchange variation of net income of subsidiaries, determined as the difference between the exchange rate as of the balance sheet date and the historical rate/average monthly exchange rate, as this amount was immaterial as required by CPC 02 Accounting Pronnouncements Committee.

  Property, plant and equipment, as well as intangible assets, are shown at acquisition or construction cost. As from 1997, property, plant and equipment include capitalized interest incurred during the construction period, pursuant to CVM Deliberation 193/96. Capitalized interest is added to assets and depreciated/amortized as from the date that they become operational.

  As from January 2006, in accordance with IBRACON Technical Interpretation 01/2006, the Company records all programmed maintenance shutdown expenses in property, plant and equipment, as “Machinery, equipment and facilities”. Such stoppages occur at scheduled periods at intervals from two to six years and the related expenses are amortized until the beginning of the next maintenance shutdown (Note 12).

  Depreciation of property, plant and equipment, and amortization of intangible assets are calculated on the straight-line basis at the rates mentioned in Note 12, which consider the estimated useful lives of the assets.

  Amortization of deferred charges is recorded over a period of up to tem years, as from the time benefits begin to accrue.

  The Company regularly carries out impairment tests of assets and rights comprising property, plant and equipment, intangible assets, and deferred charges. A provision is only recorded when there is evidence of nonrecoverability of assets and it is certain that the results to be generated by the Company or the market value of such assets are below the related book values.

(e) Current and long-term liabilities

These liabilities are stated at known or estimated amounts, including accrued charges and monetary and exchange adjustments, as applicable.

The provision for loss in subsidiaries is recorded based on the negative shareholder’s equity (excess of liabilities over assets) of these companies, and is recorded as a long-term liability against the equity results.

Defined benefit pension plans are accounted for based on the calculations made by independent actuaries, which in turn are based on assumptions provided by the Company (Note 25).

A provision is recognized in the balance sheet when the Company has a legal or constructive obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Deferred income

Deferred income includes negative goodwill of merged or consolidated companies, supported by the expected future profitability.

Also, on an interim basis, tax incentives arising from income tax exemption or abatement are classified in this line, in accordance with CVM Instruction 469/08.

4 Cash and cash equivalents

Cash and banks	35,757
Financial investments
Domestic	557,118
Abroad	419,051

1,011,926

The domestic investments are mainly represented by quotas of a Braskem exclusive fund (FIQ Sol). The financial investments abroad mainly consist of sovereign fixed income instruments or instruments issued by first-tier financial institutions with high marketability. These investments mature in up to 90 days.

5 Marketable securities - Long-term receivables

Subordinated quotas in investment fund in credit rights	7,994
Other	7,344

Total	15,338

6 Trade accounts receivable

Customers
Domestic market	1,134,552
Foreign market	414,875
Advances on bills of exchange delivered	(59,610)
Allowance for doubtful accounts	(162,440)

Total	1,327,377

Long-term receivables	39,408

Current assets	1,287,969

7 Inventories

Finished products and work in process	1,038,11
Raw materials, production inputs and packaging	256,151
Warehouse (*)	270,953
Advances to suppliers	46,553
Imports in transit and other	5,045
Provision for adjustment to realization value	(58,235)

Total	1,558,585

Noncurrent assets (*)	20,756

Current assets	1,537,829

(*) Based on its turnover, part of the maintenance materials inventory was reclassified to noncurrent assets.

Advances to suppliers and expenditures for imports in transit mainly relate to the acquisition of petrochemical naphtha, which is the main raw material of the Company.

8 Related parties

(a) Parent company

	Balances

			Current	Noncurrent	Current		Noncurrent
			assets	assets	liabilities		liabilities

Dividends &
		Trade	interest on	Credits to	Accounts	Accounts	Ddbits to
	Cash and cash	accounts	shareholders	related	payable to	payable to	related
	equivalents	receivable	equity	parties (ii)	suppliers	suppliers	Parties (iii)

Subsidiaries and jointly-
controlled entities

Braskem América		18,216
Braskem Argentina		1,208
Braskem Distribuidora		2,621		(5,128)
Braskem Europa		25,081
Braskem Inc					15,585
CETREL		8		135	32
CINAL		348		2,483	56
Copesul (i)		25,710			60,737		397,229
Lantana				45
Politeno Empreendimentos							16,003
Ipiranga Química		1,423
IPQ e suas controladas		4,722		444	130		41,161
Petroquímica Paulínia		7,538		79,400
EPE´s
FIQ Sol (Note 4)	540,912
Associated company
Borealis		15,293
Related parties
CNO					1,585
Petrobras		42,918		44,279	577,957	30,977
Others				135

At July 31, 2008	540,912	145,086		121,793	656,082	30,977	454,393

(i) “Trade accounts receivable” includes R$ 20,950 arising from the transfer of ICMS credit balances;
(ii) “Credits to related parties” includes: Petrobras - R$ 44,279, relating to loan agreement bearing interest at 100% of CDI;
(iii) The amounts for Copesul and Politeno Empreendimentos refer to current account balances bearing interest at 100% of CDI

(continued)

			Transactions (7 months)

		Purchases of
	Sales of	raw materials,	Financial	Financial
	products	services & utilities	income (i)	expenses

Subsidiaries and jointly-controlled entities
Braskem America	27,902		(1,979)
Braskem Argentina	1,602		(221)
Braskem Distribuidora	58,234		256
Braskem Europa	44,459		(1,961)
Braskem Inc.		30,627	1,917
CETREL		14,422
CINAL	469	5,775	45
Copesul	10,276	1,660,707	(8,313)	(8,315)
Ipiranga Química		176
IPQ	36,751	1,663	253
Lantana			(3)
Petroquímica Paulínia	21,225		814
Politeno Empreendimentos
EPE's
FIQ Sol			26,938
Associated company
Borealis	81,867
Other related parties
CNO		72,643
Petrobras	342,295	3,245,048	32,306	(10,646)

At July 31, 2008	625,080	5,031,061	50,052	(19,961)

(i) Includes exchange variation on trade accounts receivable.

The transactions between the Company and related parties are carried out at normal market prices and conditions, considering (i) for purchase and sale of ethylene, international market prices, and (ii) for purchases of naphtha from Petrobras, the European market prices, and (iii) for sales to foreign subsidiaries, a 180-day term, higher than terms offered to other customers. Until July 31, 2008, the Company also imported naphtha at a volume equal to 34% of its consumption.

9 Taxes recoverable

Excise tax (IPI) (regular transactions	16,031
Value-added Tax on Sales and Services (ICMS)	966,521
Employees’ profit participation program (PIS) and Social contribution on billings
(COFINS)	51,258
PIS - Decrees-Law 2445 and 2449/88	55,194
Income and Social contribution taxes	30,223
Other	86,070

Total	1,205,297

Current assets	268,983

Long-term receivables	936,314

(a) IPI

On December 19, 2002, the Federal Supreme Court (STF) - based on its full-bench precedents on this matter - entertained an extraordinary appeal lodged by the National Treasury and affirmed the erstwhile decision rendered by the Regional Federal Court (TRF), 4th Circuit, thus recognizing the entitlement of merged company OPP Química (“OPP Química”) units located in Rio Grande do Sul to the IPI credit on purchases taxed at a zero rate. STF decision ratified the entitlement to IPI credito n purchases carried out during the ten-year period prior to the filing date and accruing the SELIC benchmark rate until the date of actual use of such credits. The lawsuit had been filed in July 2000, when OPP Química pleaded the full adoption of the non-cumulative tax principle to said establishments.

The STF determination was challenged by the National Treasury via special appeal known as agravo regimental. In this special appeal, the National Treasury is no longer challenging the company’s entitlement to the IPI tax credit from acquisition of raw materials taxed at a zero rate, but rather alleging some inaccuracies in the court determination as to non-taxed inputs and raw materials, the restatement of tax credits, and the respective calculation rate. According to the opinion of the Company’s legal advisors, all these aspects have already been settled in the STF and TRF court decisions favorably to OPP Química, or even in the STF full-bench precedents. For this reason, the special appeal referred to above poses no risk of changes in the OPP Química-friendly decision, although STF itself having revisited its posture in a similar lawsuit lodged by another taxpayer.

In the light of the above mentioned aspects relating to the comprehensiveness of the National Treasury appeal, in December 2002, OPP Química posted these tax credits at R$ 1,030,125, which were offset by the Company with IPI itself and other federal tax debts. Such offset was completed in the first quarter of 2005.

In 2006 and 2007, the Federal Revenue Secretary drafted a number of assessment notices against the Company solely to avoid forfeiture of the tax authorities’ right to dispute the use of tax credits until ten years before the filing of a lawsuit by the Company and require the debit amounts offset by the Company against credits recorded after December 2002. Also, the Federal Revenue Secretary rejected approximately 200 applications for offsetting of these credits against taxes payable by the Company. The Company disputed these rejections and brought administrative and judicial claims which, in the opinion of its outside legal advisors, are likely to succeed.

Credits used by the Company, restated at the SELIC benchmark rate variation, amount to R$ 2,598,980 up to July 2008. Of these credits, the various collection procedures mentioned above add up to R$ 2,250,054, plus fines in the total amount of R$ 731,042. The Company external legal advisors believe that such fines are undue in any circumstances.

At a judgment session held on December 11, 2007, STF’s First Panel accepted the Federal Government’s agravo regimental, on the grounds that the extraordinary appeal should be reviewed, and thus overruled the previous court decision. The ruling that sets out the contents of the vote of the Ministers who took part in the judgment and related rationale has not been disclosed. Accordingly, Braskem is yet to lodge the appropriate appeals.

Based on these reasons and the understanding that the new ruling addresses mere procedural aspects, Braskem and its legal advisors continue to sustain that (i) the final decision granting the Company the IPI credit on the acquisition of raw materials that are either tax-exempt or taxed at a zero rate still prevails, (ii) the extraordinary appeal can only deal with matters which were the subject of agravo regimental and can no longer address the entitlement to IPI credits per se, as the lawsuit precludes the discussion of this specific topic.

Similar lawsuits have also been filed by the Company's branches located in the States of São Paulo, Bahia and Alagoas (Note 16(ii)).

(b) ICMS

The Company has accrued ICMS tax credits during the latest fiscal years, basically on account of taxation rate differences between incoming and outgoing inputs and products; domestic outgoing products under incentive (subject to deferred taxation); and export sales.

The Company’s Management has given priority to a number of actions aimed at optimal use of such credits and, currently, no losses are expected from realization of those credits. Management’s actions comprise, among others:

  Obtaining from the Rio Grande do Sul state authorities an authorization for transfer of these credits to Copesul, in monthly amounts of R$ 8,250.
  Obtaining from the Bahia state authorities a greater reduction in the tax base of ICMS levied on imported petrochemical naphtha from 40% to 65,88%, as per article 347, paragraphs 9 and 10 of the Bahia State ICMS Regulations (Decree 9681 of 2005), as well as the reduction in the ICMS rate on Brazilian naphtha, from 17% to 11,75%.
  Maintaining agreements entered into with State Treasuries in prior years.
  Starting feedstock imports under specific customs prerogatives, thus ensuring a lower generation of ICMS credits.

10 Deposits in court and compulsory loan

Deposits in court
Tax claims	122,792
Labor and other claims	19,486

Compulsory loan
Eletrobrás, net of provision for loss	18,980

161,258

11 Investments

(a) Information on investments

Subsidiaries	Interest in total capital (%)	Adjusted net income (loss) for the period	Shareholders’’ equity (unsecured liabilities)
Braskem America	100.00	3,713	8,062
Braskem Argentina	98.00	(126)	195
Braskem Distribuidora	100.00	(6,086)	82,931
Braskem Europa	100.00	1,721	18,101
Braskem Finance (i)	100.00	(6,176)	(6,191)
Braskem Inc.	100.00	(19,558)	18,713
Braskem Participações	100.00	(40)	2,291
CINAL	100.00	3,847	29,774
Copesul	39,19	210,999	1,461,599
Grust (ii)	100.00	77,106	102,117
Ipiranga Química	100.00	546,809	1,180,606
Ipiranga Petroquímica	25.97	420,960	1,409,158
Petroquímica Paulínia	100.00		280,000
Politeno Empreendimentos	100.00	689	16,130

Jointly-controlled entities
CETREL	49.57	11,055	145,505
CODEVERDE	35,65		47,067

Associated companies
Borealis	20.00	7,636	110,130
Sansuy (i)	20.00	210	(30,440)

(i) Investment stated under “Other accounts payable” and not in current liabilities.
(ii) Results determined as from April 2008.

(b) Investment changes in subsidiaries, jointly-controlled entities and associated companies

	Balance at 01/01/2008	Merger of shares/ acquisition of investment	Capital increase (reduction)	Dividends	Equity in net Income of subsidiary & associatedcos.	Recording goodwill	Amorti- zation goodwill	Exchange variation & other	Other	Balance at 7/31/2008

Subsidiaries and
jointly-controlled entities

Braskem America	4,829				3,713			(569)	89	8,062
Braskem Argentina	344				(123)			(29)		192
Braskem Distribuidora	89,017				(6,086)					82,931
Braskem Europa	9,813		7,790		1,721			(1,068)	(155)	18,101
Braskem Inc	34,414		7,860		(19,558)			(4,003)		18,713
Braskem Participações	16,023		(13,110)		(40)				(582)	2,291
Cetrel	74,373				5,494		(799)		2,928	81,996
CINAL	17,197				3,847					21,044
Copesul (i)	607,592				90,163		(18,829)		38	678,964
Grust		720,709	(797,815)		77,106	10,555	(250)			10,305
Ipiranga Química (ii) (iii)		534,957	398,455		247,192	1,062,019	(55,589)			2,187,054
IPQ		302,630			63,396					366,026
Petroquímica Paulínia	145,094								134,907	280,001
Politeno Empreendimentos	15,441				689					16,130
Other	6,893		739				191		(1.629)
Associated company
Borealis	23,853	-	-	(3,000)	1,527	-	-	-	(354)	22,026

Total investments	1,044,883	1,558,296	(396,081)	(3,000)	469,041	1,072,574	(75,256)	(5,669)	135,242	3,800,030

(i) The balance of investment and equity in the earnings of Copesul include the effect of the exclusion of unrealized profits from products purchased from that subsidiary, still held in Braskem inventories, of R$ 6,480 and (R$ 1,456), respectively.

(ii) Note 11 (c).

(iii) Goodwill amortization includes part of the amortization of future profitability in the amount of R$ 4,002 plus appreciation of property, plant and equipment of R$ 46,933.

In the financial statements, goodwill is stated under property, plant and equipment or deferred charges, while negative goodwill is stated under deferred income, in accordance with CVM Instruction 247/96.

(c) Acquisition of Ipiranga Química

In addition to the amount of R$ 1,489,129 (Note 1 b)), intended for the purchase of shares, the Company considered as part of the investment cost those expenses directly relating to the process, amounting to R$ 33,117. Considering all disbursements made, the Company recorded goodwill based on future profitability (R$ 68,597) and appreciation of property, plant and equipment (R$ 993,422) of Ipiranga Química and Copesul, respectively.

After the transfer of shares in February 2008 (Note 1(b)), the amounts disbursed under the transaction, plus equity in net income of subsidiaries and associated companies and amortization of goodwill, were reclassified to “Investments in subsidiaries”, with the following activity up to July 31, 2008:

R$

Book value on the acquisition dates	460,227
Equity results from April to December 2007	30,732
Equity results from January to February 2008	43,998

Investment book value transferred from “Advance for acquisition of investments” to “Investments in subsidiaries”	534,957

Goodwill determined on the transaction	1,062,019

Amortization of goodwill between April and December 2007	(22,919)
Amortization of goodwill between January and July 2008	(32,650)

Total amortization of goodwill	(55,569)

(d) Petroquímica Paulínia

Petroquímica Paulínia’s plant started operations on April 25, 2008. The unit, with a production capacity of 350 thousand t/year polypropylene, is located at the municipality of Paulínia, state of São Paulo. The plant is considered pre-operational until production stabilizes.

Prior to March 2008, the control over this company was shared with Petroquisa. Following the merger of shares issued by Grust (Note 1(b)), Braskem now holds 100% of the voting capital of Paulínia.

12 Property, plant, equipment and Intangible assets

	Cost	Accumulated depreciation/ amortization	Net	Average rates(*) (%)

Property, plant and equipment

Land	26,221		26,221
Buildings and improvements	1,016,315	(481,189)	535,126	2.7
Machinery, equipment and facilities	8,809,958	(4,157,623)	4,652,335	5.9
Mines and wells	22,180	(5,183)	16,997	8.7
Furniture and fixtures	70,129	(42,573)	27,556	9.9
IT equipment	91,497	(67,810	23,687	20.0
Maintenance stoppages in progress	240,897		240,897
Projects in progress	980,141		980,141
Other	160,825	(61,182)	99,943	14.0

Total	11,418,163	(4,815,560)	6,602,603

Intangible assets

Trademarks and patents	78,272	(47,859)	30,413	12.3
Software and rights of use	241,507	(76,485)	165,023	13.7

Total	319,779	(124,344)	195,435

(*) Average annual depreciation and amortization rates.

At July 31, 2008, property, plant and equipment includes the appreciation, in the form of goodwill arising from the merger of subsidiaries, in the net amount of R$ 736,292.

13 Deferred charges

	Cost	Accumulated amortization	Net	Average rates(i) (%)

Pre-operating and organization expenses	122,637	(58,709)	63,928	15.7
Expenditures for structured transactions	225,942	(149,487)	76,455	14.1
Goodwill on merged investments (ii)	1,947,777	(946,644)	1,001,133	12.2
Other	15,861	(7,775)	8,086	10.0

Total	2,312,217	(1,162,615)	1,149,602

(i) Average annual amortization rates.
(ii) Goodwill on merged or consolidated investments is based on future profitability and amortized in up to 10 years, according to appraisal reports issued by independent experts. The recording of this goodwill in deferred charges is in compliance with CVM Instruction 319/99.

14 Loans and financing

	Annual financial charges	Balances

Foreign currency
Eurobonds	US$ exchange variation + average interest of 8.80%	1,617,412
Advances n exchange contracts	US$ exchange variation + average interest of 4.91%	266,696
Export prepayments	US$ exchange variation + Libor + average interest of 4.91%	1,844,651
Medium - Term Notes	US$ exchange variation + interest of 11.95%	539,237
Raw material financing	US$ exchange variation + average interest of 6.71%	15,642
BNDES	Average fixed interest of 9.26% + post-fixed restatement (UMBNDES)
		47,202
Local currency
BNDES	Average fixed interest of 3.17% +TJLP	442,407
BNB	Fixed interest of 8.50%	262,158
FINEP	TJLP	64,502
Project financing (NEXI)	YEN exchange variation + interest of 0.95% above TIBOR	208,998

Total		5,308,905
Current liabilities		1,411,553

Long-term liabilities		3,897,352

(a) Project financing

In March and September 2005, the Company obtained loans in Japanese currency from Nippon Export and Investment Insurance ("NEXI"), in the amount of YEN 5,256,500 thousand - R$ 136,496, and YEN 6,628,200 thousand - R$ 141,529, respectively. The principal is payable in 11 installments as from March 2007, with final maturity in June 2012.

As part of its risk management policy (Note 21 (a)), the Company entered into a swap contract in the total amount of these loans, which, in effect, change the annual interest rate to 101.59% of CDI for the tranche drawn down in March, and 104.29% and 103.98% of CDI for the tranches drawn down in September 2005. The swap contract was signed with a leading foreign bank and its maturity, currencies, rates and amounts are perfectly matched to the financing contracts. The effect of this swap contract is recorded in financial results, under monetary variation of financing (Note 22).

(b) Repayment schedule

Long-term loans mature as follows:

2009	95,273
2010	233,400
2011	209,395
2012	116,174
2013 and thereafter	3,243,110

3,897,352

(c) Guarantees

The Company has provided securities for short- and long-term financing, as stated below:

	Maturity	Total guaranteed	Loan amount	Guarantees

BNB	Jan/2016	262,158	262,158	Mortgage, machinery & equipment
BNDES	Nov/2012	442,407	442,407	Mortgage, machinery & equipment
NEXI	Mar/2012	129,947	206,746	Insurance premium
FINEP	Mar/2012	65,944	65,944	Mortgage of industrial plant
Prepayments	Apr/2014	482,852	1,249,993	Promissory notes
Other institutions	Nov/2007 to Dec/2012	15,804	632,669	Promissory notes

	Total	1,457,229	2,917,944

In December 2006, the Company and Petroquisa, entered into a supporting agreement with BNDES, under which Braskem and Petroquisa undertake to provide, in proportion to their respective interests in the capital of Petroquímica Paulínia, the required funds to meet any insufficiencies arising from delinquency on the part of this company. Following the merger of shares of Grust (Note 1(c)) and consequent increase to 100% in the voting capital of this subsidiary, the Company assumed this full debt and may be required to disburse R$ 515.413 at the maximum to Petroquímica Paulínia, as capital contribution or loan.

(d) Capitalized interest

The Company adopts the accounting practice of capitalizing interest on financing during the period of asset construction. The Company policy is to apply the weighted average financial charge rate on the debt, including exchange variation, to the balance of projects in progress.

The average used during the period, including exchange variation, was 4.43% p.a. and the amounts capitalized are stated below:

Gross financial charges	(231,252)
(-) Capitalized interest	32,147

Net financial charges	(199,105)

(e) Loan covenants

Certain loan agreements entered into by the Company establish limits for a number or ratios relating to the ability to incur debts and pay interest. The ratios are as follows:

  Debentures of 13th and 14th Issues: Net Debt/EBITDA(*).
  NEXI financing: Net Debt/EBITDA(**) and EBITDA(**)/net interest on debt.
  MTN: Net Debt/EBITDA(**).

(*) EBITDA - Operating profit before financial results and shareholdings plus depreciation and amortization.
(**) EBITDA - Operating profit before financial results and shareholdings plus depreciation, amortization, dividends and interest on shareholders’ equity received from unconsolidated companies.

The above covenants are calculated on a consolidated basis for the past 12 months on a quarterly basis. Penalty for noncompliance is the potential acceleration of the debt. All commitments have been accomplished by the Company and its subsidiaries.

15 Debentures

Composition of transactions:

Issue	Unit value	Maturity	Remuneration	Remuneration payment

13th(i)	R$ 10	Jun/2010	104.1% of CDI	Biannually as from Dec/2005	306,327
14th(i)	R$ 10	Sep/2011	103.5% of CDI	Biannually as from Mar/2007	524,373

Total					830,700
Current liabilities					30,700
Long-term liabilities					800,000

(i) Public issues of Company non-convertible debentures.

16 Taxes and contributions payable - Long-term liabilities

IPI credits offset
IPI - export credit	(i)	711,183
IPI - zero rate	(ii)	320,988
IPI - consumption materials and property, plant and equipment		43,805

Other taxes and contributions payable
PIS/COFINS - Law 9718/98	(iii)	52,800
Education contribution, SAT and INSS		43,037
PAES-Law 10684	(iv)	26,765
Other		20,315

Total		1,218,894

The Company has brought suit in court against some changes in tax laws, and the updated amounts at dispute are duly accrued for. Therefore, no contingent assets are recorded.

(i) IPI tax credit on exports (Crédito-prêmio)

The Company - by itself and through absorbed companies - challenges the term of effectiveness of the IPI tax credit (crédito-prêmio) introduced by Decree-law 491 of 1969 as an incentive to manufactured product exports. Lower courts have granted most lawsuits to that end, but such favorable decisions may still be appealed.

In hearing the appeal lodged by another taxpayer seeking court recognition of its entitlement to use such tax benefit until present, the Superior Court of Justice (STJ) upheld its rejection to such prospective use and affirmed that the aforementioned tax benefit expired in 1990. As this it a constitution-related matter, the discussion was escalated to the Supreme Court of Justice (STF), which has already recognized and applied the general effect. STF will revisit the right to use those tax credits after 1990, based on the application of Temporary Constitutional Provisions Act (ADCT) 41.

According to its legal advisors, the Company stands reasonably possible chances of success in these suits.

(ii) IPI - Zero rate

Merged companies OPP Química, Trikem and Polialden have filed lawsuits claiming IPI tax credits from the acquisition of raw materials and inputs that are exempt, non-taxed or taxed at a zero rate. Lower courts have granted most lawsuits to that end.

In a decision rendered in February 2007 on a case unrelated to the Company, the STF found against the right to offset zero-rate IPI credits by a tight majority. In the same claim, in June 2007, the STF Full Bench decided, by majority opinion (6 vs. 5), that prospective-only effects could not be given to an STF decision that later reversed an erstwhile taxpayer-friendly determination made by the STF Full Bench itself. This ruling had a negative bearing on judgment of the cases involving merged companies OPP Química and Trikem in Bahia, leading to payments in the amount of R$ 127,317 (August 2007). By the same token, a portion of the amount underlying the lawsuit involving merged company Polialden (R$ 99,641) was settled in October 2007. The outstanding value relating to such case will be challenged in court.

The Company still enjoys a favorable court decision on the lawsuit lodged by its merged company Trikem in Alagoas, allowing the Company to use these tax credits. The Company will have to pay out the offset sums when the court decision on this case is reversed. It should be stressed that all of these amounts have been provisioned for, which will avoid an adverse impact on the Company’s results.

(iii) PIS/COFINS - Laws 9718 of 1998

The Company - by itself and through absorbed companies - has brought a number of lawsuits to challenge the constitutionality of the changes in the PIS and COFINS tax bases deriving from Law 9718 of 1998.

In November 2005, the STF Full Bench had definitively ruled that the increase in PIS and COFINS tax basis under such law was unconstitutional. At the same time, STF ruled that the COFINS rate increase from 2% to 3% was constitutional.

As the Company external legal advisors believe that the chances of a successful outcome are remote on this matter and in the light of the recent STF unfavorable decision, the Company filed for voluntary dismissal of this claim in most suits and settled the debt in cash on December 15, 2006. The Company, however, still discusses the matter in a small number of claims.

(iv) Special Installment Program - PAES - Law 10684 of 2003

In August 2003, merged company Trikem opted to file for voluntary dismissal of its lawsuit against the COFINS rate increase from 2% to 3% under Law 9718 of 1998, thus qualifying for the more favorable payment conditions under the PAES program instituted by Federal Law 10684 of 2003. The amount due is being paid in 120 monthly installments. At July 31, 2008, the outstanding debt is R$ 31,711, being R$ 4,916 in current liabilities and R$ 26,765 in noncurrent liabilities.

Even though the Company had met all legal requirements and payments were being made as and when due, the National Treasury Attorney’s Office (PFN) disqualified the Company for PAES on two different occasions, and the Company obtained a court relief reinstating it to PAES in these two events. In reliance on the opinion of its legal advisors, Management believes that the Company’s eligibility for these installment payments will be upheld as originally requested.

17 Income and social contribution taxes

(a) Current income tax

Income (loss) before income taxes	721,234

Income tax at the 25% rate	(180,309)

Income tax on equity results	123,598
Other permanent differences	2,199
Amortization of goodwill	12,876
Taxes challenged in court	(78)
Tax losses	15,722
Provisions and other temporary differences	(9,718)
Other	(537)

Income tax expense	(36,327)

Out of the income tax expense, R$ 5,507 is entitled to income tax exemption/abatement.

(b) Deferred income tax

(i) Composition of deferred income tax

In accordance with the provisions of CVM Deliberation 273/98, which approved the Institute of Independent Auditors of Brazil (IBRACON) standards on the accounting of income tax, supplemented by CVM Instruction 371/02, the Company has the following accounting balances of deferred income tax:

Composition of calculated deferred income tax:

Tax loss carryforward	541,819
Amortized goodwill on investment in merged companies	529,247
Temporarily non-deductible expenses	426,807

Potential calculation basis of deferred income tax	1,497,873

Potential deferred income tax (25%)	374,468
Unrecorded portion of deferred income tax	(2,723)

Deferred income tax - assets	371,745

Current assets	(36,725)

Long-term receivables	335,020

Activity:
Opening balance for the year	403,205
Realization of deferred income tax on tax losses	(10,989)
Realization of income tax on amortized goodwill of merged companies	(21,267)
Deferred income tax on temporary provisions	796

Closing balance	371,745

Deferred income tax liabilities:
Opening balance for the year	(7,346)
Realization of deferred income tax	(344)

Closing balance for the year	(7,002)

Deferred income tax in statements of income	(31,116)

Deferred income tax assets arising from tax losses and temporary differences are recorded taking into account analyses of future tax profits, supported by studies prepared based on internal and external assumptions and current macroeconomic and business scenarios approved by Company's management.

(c) Social Contribution on Income (“CSL”)

In view of the discussions over the constitutionality of Law 7689 of 1988, the Company and its absorbed companies OPP Química, Trikem and Polialden filed civil lawsuits against payment of CSL. The resulting court decision favorable to these companies became final and conclusive.

However, the Federal Government filed a suit on the judgment (ação rescisória) challenging the decisions on the lawsuits filed by the Company, Trikem and Polialden, on the argument that - after the final decision favorable to those companies - the Full Bench of STF declared the constitutionality of this tax except for 1988. As the Federal Government did not file a suit on the judgment in the case of OPP Química, the first final and conclusive decision remained in force.

The suit on the judgment is pending the STJ and STF review of a number of appeals concerning this specific matter. Even though the suit on the judgment and tax payments are still on hold, the Federal Revenue Office has issued tax infraction notices against the Company and its absorbed companies, and administrative defenses have been filed against such notices.

Based on the opinion of its legal advisors, Management believes that the following is likely to occur: (i) the courts will eventually release the Company from paying this tax; and (ii) even if the suit on the judgment is held invalid, the effects of said judgment cannot retroact to the year of enactment of the law, the reason why the Company has created no provisions for this tax.

If retrospective collection is required by court order (contrary to the opinion of its legal advisors), the Company believes that the possibility of being imposed a fine is remote. Accordingly, the amount payable, restated for inflation and accruing Brazil’s SELIC benchmark rate, would be approximately R$ 850,000, net of fine.

18 Tax incentives (a) Income tax

To 2011, the Company is entitled to reduce by 75% the income tax on the profit arising from the sale of basic petrochemical products and utilities produced at the Camaçari plant. The three polyethylene plants at Camaçari have the same right up to base years 2011, 2012 and 2016. The PVC plant at Camaçari also has this right up to base year 2013. The PVC plants in Alagoas and the PET plant at Camaçari are exempt from corporate income tax on the results of their industrial operations until 2008.

Productions of caustic soda, chloride, ethylene dichloride and caprolactam enjoy the benefit of the 75% decrease in the income tax rate up to 2012.

Until December 2007, the income tax amount covered by the incentive was recorded as expense for the year, as a contra entry to a specific capital reserve account. Law 11638/07 revoked the article of Law 6404/76 that classified such incentive as a capital reserve. Pursuant to CVM Instruction 469, issued on May 2, 2008, these incentives should be temporarily recorded as “deferred income”.

(b) Value-added tax - ICMS

The Company has ICMS tax incentives granted by the States of Rio Grande do Sul and Alagoas, through the Company Operation Fund - FUNDOPEM and State of Alagoas Integrated Development Program - PRODESIN, respectively. Such incentives are designed to foster the installation and expansion of industrial facilities in those States. The incentive is stated in income for the year, under “Other operating income”. The incentive determined for the period ended July 31, 2008 was R$ 683.

19 Shareholders’ equity

(a) Capital

At July 31, 2008, the Company’s subscribed and paid-up capital is R$ 5,361,656, divided into 522,885,593 shares with no pr value, comprising 196,714,190 common, 325,368,337 class A preferred, and 803,066 class B preferred shares. At the same date, the Company’s authorized capital comprises 488,000,000 shares, of which 175,680,000 are common, 307,440,000 are class A preferred, and 4,880,000 are class B preferred shares.

At the Extraordinary Shareholders’ Meeting held on May 30, 2008, a capital increase was approved, as a result of the merger of Grust shares (Note 1(b)), through the issue of 46,903,320 common and 43,144,662 class A preferred shares. As such, the Company’s capital went from R$ 4,640,947 to R$ 5,361,656.

(b) Rights attaching to shares

Preferred shares carry no voting rights, but qualify for a non-cumulative priority dividend at 6% per annum on their unit value, if profits are available for distribution. Only Class A preferred shares are on a par with common shares for entitlement to remaining profits; dividends are earmarked to common shares only after the priority dividend has been paid to preferred shares. Further, only Class A preferred shares rank equally with common shares in the distribution of shares resulting from capitalization of other reserves. Only Class A preferred shares are convertible into common shares, by resolution of the majority voting stock at general meetings. Class B preferred shares may be converted into Class A preferred shares at a ratio of two Class B preferred shares to each Class A preferred share, upon written notice to the Company at any time (after expiration of the non-convertibility period prescribed in special legislation that authorized the issuance and payment of such shares by using tax incentive funds.

If the Company is wound up, Class A and B preferred shares are accorded priority treatment in repayment of capital.

The shareholders are entitled to a minimum compulsory dividend at 25% of the net profits at yearend, adjusted as per the Brazilian Corporation Law.

According to the Memorandums of Understanding for Execution of Shareholders Agreement, the Company is required to distribute dividends not lower than 50% of the yearend net profits, to the extent that the reserves necessary for its effective operation in the ordinary course of business are maintained at a sufficient level.

As agreed at the time of issuance of Medium-Term Notes, the payment of dividends or interest on equity is capped at twofold the minimum dividends accorded to preferred shares under the Company’s bylaws.

(c) Treasury shares

At July 31, 2008, shares held in treasury comprised 8,886,457 shares, comprising 6,251,744 common, 2,425,465 class A preferred, and 209,048 class B preferred shares, for the total value of R$ 120,037. The total value of these shares, based on the average quotation of Bovespa’s session of June 30, 2008, is R$ 122,811. These shares arise from the following events:

  On February 19, 2008, a new share repurchase program was approved, with a 12-month term and approximate investment of R$ 252,000, for the repurchase of up to 19,862,411 class A preferred shares. Until July 31, 2008, 1,669,000 A preferred shares were acquired, at the average cost of R$ 13.17 per share. The low and high amounts of these purchases were R$ 12.61 and R$ 13.85 per share.
  On March 6, 2008, the cancellation of 16,595,000 class A preferred shares of the Company was approved. These shares had been maintained in Treasury and recorded for at R$ 244,456. The amount was written-off from the profits for expansion reserve.
  On April 28, 2008, the dissidence of shareholders owning 2,108,823 common and 209,048 class B preferred shares in the Company was communicated to the market, concerning the ratification of the transaction to acquire the control of the Ipiranga Group petrochemical assets. These shares were redeemed on March 11, 2008, for its book value as of December 31, 2007, of R$ 13.50 per share, for a total of R$ 31,292.
  On May 30, 2008, the shareholders of Braskem Participações approved a capital reduction and transfer to the Company of 580,331 common and 290,165 class A preferred shares issued by the Company, for a total of R$ 13,110.

(d) Appropriation of net income

The Shareholders’ Annual Meeting held on March 26, 2008 approved the appropriation of net income for year 2007, totaling R$ 543,220, as follows: (i) R$ 278,457 as dividends for common, and classes A and B preferred shares, at the ratio of R$ 0.644 per share; (ii) R$ 27,161 to the legal reserve, and (iii) R$ 237,602 to the profits for expansion reserve.

20 Contingencies

(a) Collective Bargaining Agreement - Section 4

The Petrochemical, Plastics, Chemicals and Related Industry Workers Union in the State of Bahia (SINDIQUÍMICA) and the Employers’ Association of the Petrochemical and Synthetic Resins Industries in the State of Bahia (SINPEQ) are disputing in court the validity of a wage and salary indexation clause contained in the collective bargaining agreement (convenção coletiva de trabalho), given the matter of public policy involved, namely, the adoption of an economic stabilization plan in 1990 that put a limit on wage adjustments. The Company ran plants in the region in 1990, and is a member of SINPEQ.

The employees’ labor union seeks retrospective adjustment of wages and salaries. In December 2002, the STF affirmed an erstwhile decision from the Superior Labor Court (TST), determining that an economic policy legislation should prevail over collective bargaining agreements and, as such, no adjustment was due. In 2003, SINDIQUÍMICA appealed this decision by means of a motion for clarification, which was rejected by unanimous opinion on May 31, 2005.

On October 24, 2005, SINDIQUÍMICA filed a plea known as embargos de divergência. This plea was forwarded to the General Prosecutor Office of the Republic, which rendered an opinion fully favorable to SINPEQ in November 2006. Judgment on this appeal started on June 28, 2007, but was adjourned as one of the judges asked for further access to the case docket.

In reliance on the opinion of its legal advisors, Management believes that SINPEQ is likely to prevail in this suit and, as such, no amount was provisioned for.

(b) Offsetting of tax credits

From May through October 2000, absorbed companies OPP Química and Trikem offset their own federal tax debts with IPI tax credits (créditos-prêmio) assigned by an export trading company (“Assignor”). These offsetting procedures were recognized by the São Paulo tax officials (DERAT/SP) through offset supporting certificates (DCC’s) issued in response to an injunctive relief entered in a motion for writ of mandamus (MS SP). Assignor also filed a motion for writ of mandamus against the Rio de Janeiro tax officials (DERAT/RJ) (MS RJ) for recovery of IPI tax credits and their use for offsetting with third-party tax debts, among others. The MS SP was dismissed without prejudice, confirming the Rio de Janeiro administrative and jurisdictional authority to rule on Assignor’s tax credits.

In June 2005, DERAT/SP issued ordinances (portarias) canceling the DCC’s. Based on said ordinances, the Federal Revenue Office unit in Camaçari/BA sent collection letters to the Company. Notices of dispute were presented by the Company, but the administrative authorities declined to process them. As a result, past-due federal tax liabilities (dívida ativa) at R$ 276,620 were posted in December 2005 concerning the Company’s tax debts originating from purportedly undue offsetting procedures.

Both Assignor and the Company commenced a number of judicial and administrative proceedings to defend the lawfulness and validity of those offsetting procedures, and the legal counsels to both companies labeled the likelihood of success in those cases as probable, mostly in light of the indisputable certainty and validity of those credits as confirmed in a specific audit conducted by DERAT/RJ.

On October 3, 2005, the Federal Supreme Court (STF) held the MS RJ favorably to Assignor in a final and conclusive manner, confirming Assignor’s definite right to use the IPI tax credits from all its exports and their availability for offsetting with third-party debts. As a result, the legal advisors to Assignor and to the Company believe that the offsetting procedures carried out by the absorbed companies and duly recognized by DERAT/SP are confirmed, and for this reason they also hold that the tax liabilities being imputed to the Company are not due. Despite the final and conclusive decision in MS RJ, the legal advisors to Assignor and to the Company, in addition to a jurist when inquired of his opinion on this specific issue, feel that the tax liabilities purportedly related to offsetting procedures carried out by the absorbed companies have become time-barred and, as such, can no longer be claimed by the tax authorities.

In January 2006, the Company was ordered to post bond in aid of execution of the tax claim referred to above; this bond was tendered in the form of an insurance policy.

The Company’s legal advisors have labeled the likelihood of success in all claims listed above as probable; nevertheless, if the Company is eventually defeated in all those cases, it will be entitled to full recourse against Assignor concerning all amounts paid to the National Treasury, as per the assignment agreement executed in 2000.

(c) National Social Security Institute - INSS

The Company is party to several social security disputes in the administrative and judicial spheres, totaling R$ 347,176 (updated by the SELIC rate) as of July 31, 2008.

In reliance on the legal advisors’ opinion that the Company stands good chances of success in these cases, Management believes that no sum is payable in connection with these notices and, as such, no amount was provisioned for.

(d) Other court disputes involving the Company and its subsidiaries

  The Company figures as defendant in civil lawsuits filed by the controlling person of a former caustic soda distributor and by a carrier that rendered services to the latter, totaling R$ 27,926 at July 31, 2008. Said plaintiffs seek redress of damages caused by the Company’s alleged non-fulfillment of the distributor agreement. In reliance on the opinion of legal advisors sponsoring the Company in these lawsuits, Management believes that the cases will possibly be rejected, and for this reason the respective sums have not been provisioned for.
  In the second quarter of 2005, the Chemical and Petrochemical Industry Workers Unions in Triunfo (RS) and Camaçari (BA) filed several lawsuits for recovery of unpaid overtime. The Company has presented its answers accordingly, and - in reliance on the legal advisors’ opinion - the Company’s Management does not expect to be defeated.
  As of July 31, 2008, the Company was defendant in 1,282 suits for damages and labor claims (already including those mentioned above), totaling approximately R$ 223,282. According to the opinion of legal advisors, most of these suits are likely to be found for the Company. For the cases entailing a probable defeat, the Company has provisioned R$ 20,605.

21 Financial Instruments

(a) Risk management

Since the Company operates in the domestic and international markets, obtaining funds for its operations and investments, it is exposed to market risks mainly arising from changes in the foreign exchange and interest rates, and commodities.

The Company’s policy to manage risks has been approved and reviewed by management. These rules prohibit speculative trading and selling short, and provide for the diversification of instruments and counterparties. Counterparties’ limits and creditworthiness are reassessed on a regular basis and set up in accordance with rules approved by management. Gains and losses on hedge transactions are taken to income on a monthly basis. Adjustments of these instruments to market value are recorded in Asset Valuation adjustment, under shareholders’ equity, before being taken to income for the period.

To cover the exposure to market risk, the Company utilizes various types of currency hedges, some involving the use of cash and others not. The most common types which use cash, as adopted by the Company, are financial investments abroad (certificates of deposit, securities in U.S. dollars, investment funds, among other instruments) in U.S. dollars. The forms of currency hedge which do not involve the use of cash are swaps, forwards and options.

To hedge its exposure to exchange and interest risks arising from loan and financing agreements, the Company adopted the following methodology: hedging of the principal and interest falling due in the next 12 months in, at least (i) 60% of the debt linked to exports (trade finance), except for Advances on Exchange Contracts (“ACCs”) of up to six months and Advances on Export Contracts (“ACEs”); and (ii) 75% of the debt not linked to exports (non-trade finance).

(b) Exposure to foreign exchange risks

The Company has long-term loans and financing to finance its operations, including cash flows and project financing. Part of the long-term loans is linked to foreign currencies (Note 14).

(c) Exposure to interest rate risks

The Company is exposed to interest rate risks on its debt. The debt in foreign currency, bearing floating interest rates, is mainly subject to LIBOR variation, while the domestic debt, bearing floating interest rates, is mainly subject to fluctuations in the Long-term Interest Rate (TJLP) and the Interbank Deposit Certificate (CDI) rate.

(d) Exposure to commodities risks

The Company is exposed to fluctuations in the price of several petrochemical commodities, especially its main raw material, naphtha. Since the Company seeks to transfer to its own selling prices the effect of price changes in its raw material, arising from changes in the naphtha international quotation, part of its sales may be carried out under fixed-price contracts or contracts stating maximum and/or minimum fluctuation ranges. Such contracts are commercial agreements or derivative contracts relating to future sales.

(e) Exposure to credit risks

The operations that subject the Company to concentration of credit risk are mainly bank accounts, financial investments and other accounts receivable, exposing Braskem to the risk of the financial institution involved. In order to manage the credit risk, the Company keeps its bank accounts and financial investments with large financial institutions.

In relation to customer credit risk, the Company protects itself by performing detailed analyses before granting credit and by obtaining real and personal guarantees, when necessary.

(f) Derivative instrument transactions

To determine the estimated market value of financial instruments, the Company uses transaction quotations or public information available in the financial market, as well as valuation methodologies generally accepted and utilized by counterparties. These estimates do not necessarily guarantee that such operations could be realized in the market at the indicated amounts. The use of different market information and/or valuation methodologies could have a significant effect on the estimated market value.

22 Financial Income (Expenses)

Financial income:
Interest income	61,844
Monetary variation	9,852
Exchange variation	(105,804)
Gains on derivative transactions	1,706
SELIC on tax credits	1,614
Other	4,998

(25,789)

Financial expenses:
Interest expenses	(223,187)
Monetary variation	(114,491)
Exchange variation	622,025
Losses on derivative transactions	(33,434)
SELIC on tax expenses	(49,583)
Tax exémses	(23,348)
Discounts granted	(21,312)
Other	(33,495)

123,176

Net financial result	97,387

23 Non-operating income (Expenses)

Non-operating income (expenses) for the seven-month period ended July 2008 includes R$ 252,105 relating to the disposal of the investment in Petroflex (Note 1(b)), net of the investment cost of R$ 121,557, and including the effects of income in the earnings of subsidiary and associated companies up to March 31, 2008.

24 Insurance coverage

The Company has a broadly-based risk management program designed to provide cover and protection for all assets, as well as possible losses caused by production stoppages, through an "all risks" insurance policy. This policy establishes the amount for maximum probable damage, considered sufficient to cover possible losses, taking into account the nature of the Company’s activities and the advice of insurance consultants. At July 31, 2008, amounts insured are as follows:

Coverage:
Maximum indemnity limit of the insurance coverage for inventories, property, plant and equipment, and loss of profits, per claim - (US$ thousand)	1,900,000
Amount of insured assets - R$ (thousand)	13,035,547

Additionally, the Company has transportation, group life, sundry risks and vehicle insurance policies. The risk assumptions adopted are not part of the scope of the audit and, as such, were not examined by our independent auditors.

25 Private pension plans

The actuarial obligations relating to the pension and retirement plans are accrued in conformity with the procedures established by CVM Deliberation 371/2000.

(a) ODEPREV

The Company has a defined-contribution plan for its employees. The plan is managed by ODEPREV - Odebrecht Previdência which was set up by Odebrecht S.A. as a closed private pension entity. ODEPREV offers its participants, employees of the sponsoring companies, the Optional Plan, a defined-contribution plan, under which monthly and sporadic participant contributions and annual and monthly sponsor contributions are accumulated and managed in individual retirement savings accounts.

At July 31, 2008, the active participants in ODEPREV amounted to 2,551 (Jul/07 - 2,536), and the Company’s contributions in the first half of 2008 amounted to R$ 6.695 (first half of 2007 - R$ 3.129) and R$ 10,624 (first half of 2007 - R$ 8,893).

26 Raw material purchase commitments

The Company has contracts for consumption of electric energy for its industrial plants located in the States of Alagoas, Bahia and Rio Grande do Sul. The minimum commitment for consumption under these four-year contracts amounts to R$ 725,895.

Braskem purchases naphtha and condensate under contracts establishing a minimum annual purchase volume equal to R$ 3,194,486, based on market prices as of July 31, 2008.

27 Law 11638/07 - Changes in the Brazilian Corporation Law

Law 11638, enacted on December 28, 2007, introduced a number of provisions and amended other provisions of Law 6404 (Brazilian Corporation Law). The Law is mainly intended to update the Brazilian Corporate law in order to harmonize accounting practices adopted in Brazil with international accounting standards issued by International Accounting Standard Board (IASB). Such changes should be applied to financial statements for the end of fiscal year initiated on January 1, 2008.

Although the above mentioned Law is already effective, the application by companies of certain changes introduced by it depends on rules to be issued by the regulatory agencies. Accordingly, the interim financial statements as of July 31, 2008 were prepared in accordance with specific CVM instructions and do not give effect to all changes in accounting practices established by Law 11638/07.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 09, 2008
BRASKEM S.A.

By:	/s/ Carlos José Fadigas de Souza Filho

	Name:	Carlos José Fadigas de Souza Filho
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.